Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 7, 2025

The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 7, 2025.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	13,140,473	94.957%	697,868	5.043%
Graham Birch	13,773,229	99.529%	65,112	0.471%
Barbara Connolly Keady	13,540,026	97.844%	298,315	2.156%
Dinaz Dadyburjor	13,674,094	98.813%	164,247	1.187%
Whitney George	13,682,779	98.876%	155,562	1.124%
Judith O’Connell	13,136,208	94.926%	702,133	5.074%
Catherine Raw	13,215,016	95.496%	623,325	4.504%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
17,102,448	98.600%	242,898	1.400%

DATED this 7th day of May, 2025.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav Corporate Secretary